Exhibit 99.1

PRESS RELEASE

Affimed Announces Filing for the Opening of Insolvency Proceedings

Mannheim, Germany, May 13, 2025 – Affimed N.V. (Nasdaq: AFMD), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today announced its decision to file an application for opening of insolvency proceedings with the local court of Mannheim in Germany.

As previously reported, Affimed N.V. (the “Company”) has been engaged in discussions with potential investors and partners with respect to potential strategic transactions to raise additional capital. Despite its continuous and ongoing fundraising efforts, the Company has not been able to raise sufficient additional funds to continue the operations of the Company and its controlled (and wholly owned) subsidiaries Affimed GmbH and Affimed Inc. Further, based on currently available information, the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern.

As a consequence, the members of the management board of the Company have determined in respect of the Company and the managing directors of Affimed GmbH have determined in respect of Affimed GmbH that the companies are overindebted (Überschuldung). The management of the Company and the management of Affimed GmbH have determined with regards to the respective company that they must file for insolvency under German law.

Following such determination, on May 13, 2025, the members the management board of the Company filed for the opening of ordinary insolvency proceedings over the assets of the Company and the managing directors of Affimed GmbH filed for the opening of ordinary insolvency proceedings over the assets of Affimed GmbH with the local court of Mannheim in Germany. There can be no assurance as to the outcome of any preliminary or formal insolvency proceedings with respect to the Company or Affimed GmbH or as to whether the companies will emerge from insolvency as a going concern. Further, the insolvency filing in respect of the Company and resulting preliminary and formal insolvency proceedings will also result in the Company’s common shares being suspended from trading on, and subsequent delisting from, The Nasdaq Global Market.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s innate cell engagers (ICE®) enable a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors. ICE® are generated on the Company’s proprietary ROCK® platform which predictably generates customized molecules that leverage the power of innate immune cells to destroy tumor cells. A number of ICE® molecules are in clinical development, being studied as mono- or combination therapy. Headquartered in Mannheim, Germany, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by the bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements include, among other things, statements regarding the Company’s and Affimed GmbH’s liquidity condition and their ability to continue as a going concern, the insolvency proceedings and the listing or trading of the Company’s common shares. Actual results may differ materially from the results anticipated by the Company’s forward-looking statements due to certain risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Media Contact

Mary Beth Sandin

Vice President, Marketing and Communications

E-Mail: m.sandin@affimed.com